SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 9th October 2003

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

MITCHELLS & BUTLERS PLC

REFINANCING & RETURN OF FUNDS

Mitchells & Butlers today announces that it is commencing the marketing of a £1.9bn securitisation of its UK pubs and pub restaurants business.

Subject to the successful conclusion of the proposed securitisation, Mitchells & Butlers intends to return £500m to shareholders by way of a special dividend of 68 pence per share. This return will be accompanied by a proportionate consolidation of the number of shares in issue. The net proceeds raised from the securitisation will also be used to repay the Group’s existing borrowings, fund additional pension contributions and to provide working capital headroom for the Group.

Timetable

Subject to conditions in the debt markets, it is expected that the securitisation will be completed in November.

Following the successful close of the securitisation a circular will be posted to shareholders with full details of the proposed return of funds. A further announcement will be made at that time.

Cautionary note regarding forward-looking statements

This update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "target", "expect", "intend", "believe" or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 28 March 2003.

The securities have not been and will not be registered under the U.S Securities Act of 1933, as amended, and may not be offered or sold in the United States or to US persons absent registration or an applicable exemption from such registration.

MITCHELLS & BUTLERS PLC

EBITDA

Mitchells & Butlers today announces that in the 12 months to 5 July 2003, the end of the third quarter of the financial year, the business generated £373m of EBITDA (earnings before interest, taxation, depreciation and amortization). This performance was in line with expectations and, as announced in our Trading Update on 24th September, trading in the 51 Weeks to 20th September continued to be in line with expectations.

For further information please contact:

Investor Relations
Kate Holligon	44 121 498 5092

Media
Jeremy Probert	44 121 498 5547

Finsbury Group – James Murgatroyd	44 7 251 3801

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	24th September 2003